

Mail Stop 3720

July 25, 2016

Dinesh C. Paliwal
Chief Executive Officer
Harman International Industries, Inc.
400 Atlantic Street, Suite 1500
Stamford, CT 06901

>   **Re: Harman International Industries, Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2015**
>   **Filed August 7, 2015**
>   **File No. 001-09764**

Dear Mr. Paliwal:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Celeste M. Murphy for
>
>   Larry Spirgel
>   Assistant Director
>   AD Office 11 – Telecommunications